Form 51-102F3
Material Change Report

Item 1

Name and Address of Company

Cream Minerals Ltd.
1400 - 570 Granville Street
Vancouver, BC  V6C 3P1

Item 2.

Date of Material Change

February 21, 2007.

Item 3.

News Release

The press release was issued on February 22, 2007.

Item 4.

Summary of Material Change

See attached press release.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 7.1(2) or (3) of NI 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officers

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Shannon M. Ross
Secretary & CFO
1400 – 570 Granville Street
Vancouver, BC  V6C 3P1

Telephone:  (604) 687-4622

Item 9.

Date of Report

February 22, 2007.

CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

February 22, 2007

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol: CRMXF

Frankfurt Stock Exchange:  DFL

U.S. 20-F Registration:  000-29870

CREAM MINERALS COMPLETES $1.0 MILLION PRIVATE PLACEMENT

Cream Minerals Ltd. (CMA-TSX-V) (“Cream”) is pleased to advise that it has completed its previously announced non-brokered private placement of 2,500,000 units (the “Units”) at a price of $0.40 per Unit, for gross proceeds of $1,000,000.  Each Unit is comprised of one common share in the capital of Cream and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share of Cream for a period of 24 months expiring February 21, 2009, at an exercise price of $0.50 per share.

Frank A. Lang, President, CEO and Director of Cream acquired 2,160,000 Units on the same terms as the other subscribers to the private placement.  Immediately prior to the closing of the private placement, Frank A. Lang beneficially owned or had control of, or direction over, 7,582,181 common shares and securities convertible into an additional 2,770,000 common shares of Cream equal in aggregate to approximately 27% of the issued and outstanding common shares of Cream.  The acquisition of 2,160,000 Units by Mr. Lang constitutes an increase in his holdings equal to approximately 6% of the post closing issued and outstanding common shares of Cream, or an aggregate of approximately 33%.

There were no finders’ fees or commissions due or payable for this private placement offering.  All shares, warrants and any shares issued upon exercise of the warrants with respect to the above private placements are subject to a hold period and may not be traded for four months plus one day expiring June 22, 2007.

Proceeds from the non-brokered private placement will be used to continue silver-gold exploration at Cream’s Nuevo Milenio project in Mexico, to continue bulk sampling for diamonds at the Casierra project in Sierra Leone, and for general working capital.

For more information about Cream and its mineral property interests, please see our website at www.creamminerals.com.

Shannon M. Ross
Corporate Secretary & CFO

For further information please contact: Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212  Toll Free:  1-888-267-1400
Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.